UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

(Exact name of registrant as specified in its charter)

Delaware	001-38598	77-0565408
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4353 North First Street San Jose, CA 95134
(Address of principal executive offices) (Zip code)
Shawn M. Soderberg, EVP, General Counsel & Secretary, (408) 543-1500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Introduction

Bloom Energy Corporation (the “Company”) created the first large-scale, commercially viable solid oxide fuel-cell based power generation platform that provides clean and resilient power to businesses, essential services, and critical infrastructure. The Company’s technology, invented in the United States, is the most advanced thermal electric generation technology on the market today. The Company’s fuel-flexible Bloom Energy Servers can use biogas and hydrogen, in addition to natural gas, to create electricity at significantly higher efficiencies than traditional, combustion-based resources. In addition, the Company’s fuel cell technology can be used to create hydrogen, which is increasingly recognized as a critically important tool necessary for the full decarbonization of the energy economy. The Company’s enterprise customers are among the largest multi-national corporations who are leaders in adopting new technologies. The Company also has strong relationships with some of the largest utility companies in the United States and the Republic of Korea.

The Company has determined that only one product manufactured or contracted to be manufactured contained tin, tungsten, tantalum and/or gold or its derivatives that were necessary to its functionality or production: the Bloom Energy Server, a stationary power generation platform.

The Company’s Conflict Minerals Policy is available on its website at http://www.bloomenergy.com/supplychain. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Form SD in respect of the reporting period January 1, 2020 to December 31, 2020, and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.bloomenergy.com.
Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the period January 1 to December 31, 2020 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bloom Energy Corporation

Date: May 28, 2021	By:	/s/ Shawn M. Soderberg
Name: Shawn M. Soderberg
Title: EVP, General Counsel and Secretary